April 23, 2020

Frank Magliochetti
Chief Executive Officer
ClickStream Corporation
1801 Century Park East, Suite 1201
Los Angeles, CA 90067

       Re: ClickStream Corporation
           Offering Statement on Form 1-A
           Filed March 30, 2020
           File No. 024-11183

Dear Mr. Magliochetti:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed March 30, 2020

"You will suffer immediate and substantial dilution", page 10

1. Please revise to discuss the dilutive effect of the conversion of the Series A preferred stock, which is convertible into 100 shares of common stock.
How We Plan To Use Proceeds from the Sale of Our Shares, page 13

2. You disclose that you intend to use the net proceeds from the offering for repayment of notes and payment of outstanding liabilities. Please disclose the material terms of the notes and liabilities that you intend to repay. If the debt was incurred within the last year, please disclose how the funds were used. See Instruction 6 to Item 6 of 1-A.
Employees, page 15

3. We note your disclosure that Michael Handelman has been appointed your Chief
      Financial Officer on an "independent contractor basis" and Frank Magliochetti has been
 Frank Magliochetti
FirstName LastNameFrank Magliochetti
ClickStream Corporation
Comapany NameClickStream Corporation
April 23, 2020
Page 23,
April 2 2020 Page 2
FirstName LastName
         appointed your Chief Executive Officer on an "independent contractor basis." Please clarify why you consider Messrs. Handelman and Magliochetti to be independent contractors rather than employees. Disclose the number of hours per week
         your executive officers will devote to the company's business. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 15

4. We note that you entered into Settlement Agreements on December 24, 2019 with nine separate creditors. Please disclose the material terms of those Settlement Agreements.
         Tell us whether you intend to file the agreements as exhibits.
5. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone. Please explain how Clickstream intends to meet each of the milestones if it cannot receive funding.
Our Management, page 17

6. Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers. Include the name and the principal business of any corporation or other organization at which each person worked.
Related Party Transactions, page 19

7. We note that you have related party accounts payable totaling $1,109,303. Please tell us the nature of the relationship(s) involved and the material terms of the agreements. To the extent such accounts payable represent loans and the proceeds were used to pay for operating activities, please revise applicable portions of your Liquidity and Capital
         Resources section.
Index to Financial Statements, page 21

8. Revise to provide the statement of changes in stockholders' equity for each of the two fiscal years (i.e. September 30, 2019 and 2018) preceding the date of the most recent balance sheet. Refer to Form 1-A Part F/S (b)(4).
General

9. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Frank Magliochetti
ClickStream Corporation
April 23, 2020
Page 3

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameFrank Magliochetti
                                                             Division of
Corporation Finance
Comapany NameClickStream Corporation
                                                             Office of
Technology
April 23, 2020 Page 3
cc:       David Ficksman
FirstName LastName